                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13D-2(b)

                                (AMENDMENT NO. 1)


                          NORTHFIELD LABORATORIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                          (Title of Class of Security)

                                    666135108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 666135108                     13G                    Page 2 of 6 Pages

--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Richard E. DeWoskin
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       717,715
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        717,715
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    -0-
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        717,715
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        5.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

         ITEM 1(A).        NAME OF ISSUER.

                           Northfield Laboratories Inc.

         ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                           1560 Sherman Avenue
                           Suite 1000
                           Evanston, Illinois 60201-4800

         ITEM 2(A).        NAME OF PERSON FILING.

                           Richard E. DeWoskin

         ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE.

                           c/o Northfield Laboratories Inc.
                           1560 Sherman Avenue
                           Suite 1000
                           Evanston, Illinois 60201-4800

         ITEM 2(C).        CITIZENSHIP.

                           United States.

         ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                           Common Stock, par value $.01 per share.

         ITEM 2(E).        CUSIP NUMBER.

                           666135108








                                Page 3 of 6 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR  13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ]   Broker or dealer registered under Section 15 of the
                   Exchange Act.

        (b)  [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)  [ ]   Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

        (d)  [ ]   Investment company registered under Section 8 of the
                   Investment Company Act.

        (e)  [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)
                   (ii)(E).

        (f)  [ ]   An employee benefit plan or endowment fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F}.

        (g)  [ ]   A parent holding company or control person in accordance
                   with Rule 13d-1(b)(1)(ii)(G),

        (h)  [ ]   A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act.

        (i)  [ ]   A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act.

        (j)  [ ]   Group, accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

        (a)-(b). The Filing Person beneficially owns 717,715 shares of the Common Stock of Northfield Laboratories Inc. representing 5.0 % of the outstanding shares of Common Stock. The Filing Person has sole power to vote and direct the voting of and sole power to dispose or to direct the disposition of all of the shares beneficially owned by the Filing Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THE FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.



                                Page 4 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATIONS.

          Not Applicable.




















                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 31, 2001                            /s/  Richard E. DeWoskin
                                   ------------------------------------------
                                            Richard E. DeWoskin










                                Page 6 of 6 Pages